ISSUED ON BEHALF OF REED ELSEVIER PLC (“RE PLC”)
AND REED ELSEVIER NV (“RE NV”)

8 November 2013

Director/PDMR Shareholding

Erik Engstrom, Chief Executive Officer

Reed Elsevier announces that on 7 November 2013, Mr Erik Engstrom, a Director of Reed Elsevier, exercised share options as set out below. Subsequently, 103,412 of the ordinary RE NV shares acquired upon exercise and 150,517 of the ordinary RE PLC shares acquired upon exercise were sold at €15.2771 per share and 877.3643 pence per share respectively. The remaining shares were retained.

Stock	Date of grant	No. of options	Option price

RE NV RE PLC	17/02/2005 17/02/2005	105,412 154,517	€11.31 533.50p

As a result of Mr Engstrom’s transactions, his current interest in the share capital of Reed Elsevier is:

114,553 Reed Elsevier PLC ordinary shares; and

513,766 Reed Elsevier NV ordinary shares.

Ian Fraser, Global Human Resources Director

Reed Elsevier also announces that on 7 November 2013, Mr Ian Fraser, a PDMR of Reed Elsevier, exercised share options as set out below. All of the ordinary shares acquired upon exercise were sold at the prices shown below.

Stock	Date of grant	No. of options	Option price	Sale price

RE NV RE NV RE PLC RE PLC RE PLC	21/02/2008 26/05/2010 15/02/2007 21/02/2008 26/05/2010	34,500 29,244 48,072 53,000 44,533	€12.21 €8.31 644.50p 627.50p 466.50p	€15.118441 €15.011778 875.2674p 870.3826p 870.8096p